Fire Department Coffee, Inc.



ANNUAL REPORT

811 W Riverside Blvd

Rockford, IL 61103

(779) 772-4707

https://www.firedeptcoffee.com/

This Annual Report is dated May 13, 2024.

BUSINESS

Company Overview

Fire Department Coffee, Inc. ("Fire Dept. Coffee" or the "Company") is a veteran-owned business certified by the National Veteran-Owned Business Association (NaVOBA). We're dedicated to providing great-tasting coffee to people everywhere. Our coffee is freshly roasted in the U.S.A. by our dedicated team of firefighters, first responders, veterans, and coffee experts.

Inspired by coffee's vital role in helping firefighters stay alert and energized through long shifts, Fire Dept. Coffee was founded in 2016. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton, who is also a full-time firefighter and VP for Fire Department Coffee.

Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee also supports our fellow first responders in need through the Fire Department Coffee Foundation by giving back to those who have been injured on the job, mentally or physically, or who are facing other serious health challenges.

Business Model

Our business model is to build the Fire Department Coffee brand through our online and social media presence as a coffee brand known for its quality, service, and supporting first responders. Our revenue includes direct-to-consumer sales, retail and food away-from-home channels, media, and licensing.

We sell ground and whole bean coffee, coffee pods, ready-to-drink, and merchandise.

Corporate Structure

Fire Department Coffee, Inc. was initially organized as PI Coffee Roasters, Inc., an Illinois corporation, on June 16, 2016, and on November 8, 2018, changed its name to Fire Department Coffee, Inc.

Intellectual Property Ownership

Fire Department Coffee, Inc. directly owns nine (9) trademarks.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 198

Use of proceeds: Capital growth

Date: August 01, 2020
Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $250,000.00

Number of Securities Sold: 990

Use of proceeds: Capital growth

Date: August 01, 2020

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year in 2021 was $4,965,537 and increased to $6,276,168 in 2022. The revenue growth came almost entirely from the introduction of FDC into retail establishments through wholesale sales. There was also a licensing fee of $400,000 that also contributed to the revenue growth.

Cost of sales

The cost of goods sold in 2022 was $3,836,507, an increase of $1,090,332 from 2021 when the cost of sales was $2,746,175.45. As a percentage of sales, there was about a 5 percent increase yearly.

Gross margins

2022 gross profit increased by $220,299 over 2021 gross profit and gross margins as a percentage of revenues decreased slightly from 44% in 2021 to 39% in 2022. This decrease in margin was caused by the introduction of wholesale and the one-time slotting fees to enter that market.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, facilities expenses, insurance expenses and office expenses. Expenses in 2022 increased by $780,827 from 2021. In 2021, FDC opened its distribution facility, adding about $54,000 in facilities expenses for the year. Additionally, approximately $448,000 of this increase in expenses was due to increased compensation and benefits costs used to ramp up staffing in the distribution facility and in preparation for the wholesale/retail launch.

We continue to move aggressively into retail sales through distributors. We need to support these sales with additional marketing and advertising. We also had to change our shipping from 10 packs to 6 packs earlier this year, which was a costly change over, but will lead to better profitability in the long run.

Historical results and cash flows:

The Company is currently in the accelerated growth stage. We have made the Inc. 5000 as one of the 5000 fastest privately held companies in the U.S. for 2021 and 2022. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future, but at a slightly lower rate because of the investments we have made and plan to make in business growth and the addition of wholesale sales into our business model. Past cash was primarily generated through sales of coffee and merchandise related to our coffee brand. We took on minimal equity investment. Our goal is to raise equity to continue to fuel growth and achieve sales of between $12M and $15M by the end of 2023. This growth will be driven by increased direct-to-consumer sales, wholesale sales and media revenue, as well as licensing fees related to our branding.

We expect our growth to continue and accelerate. As we grow, we will realize economies on scale and expect our expenses as a percentage of sales to decrease.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $205,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Northern IL Community Development
Amount Owed: $65,869.00
Interest Rate: 4.5%
Maturity Date: January 1, 2026

Creditor: Note Payable - Blackhawk #6413
Amount Owed: $304,599.00
Interest Rate: 4.36%
Maturity Date: August 30, 2026

Creditor: Note Payable - Blackhawk #6416
Amount Owed: $139,451.00
Interest Rate: 4.425%
Maturity Date: August 30, 2028

Creditor: Rockford Local Development Corporation
Amount Owed: $20,542.00
Interest Rate: 7.5%
Maturity Date: October 1, 2024

Creditor: Promissory Note - Blackhawk Bank #6882
Amount Owed: $70,426.00
Interest Rate: 6.14%
Maturity Date: July 18, 2027

Creditor: Note Payable - Blackhawk #6932
Amount Owed: $135,148.00
Interest Rate: 6.328%
Maturity Date: September 09, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Luke Joseph Schneider

Luke Joseph Schneider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) & Chairman of Board

Dates of Service: May, 2016 - Present

Responsibilities: Informing and advising Board members, managing the organization's resources, and implementing strategic plans to grow revenue, profit, and social impact. Luke presently receives $100,000 in annual salary and holds 3,364,350 shares of Voting Common Stock.

Position: Treasurer

Dates of Service: May, 2016 - Present

Responsibilities: Manage and oversee the financial assets of Fire Department Coffee.

Other business experience in the past three years:

Employer: City of Rockford, Fire Department

Title: Firefighter/Paramedic

Dates of Service: April, 2009 - March, 2022

Responsibilities: Provide emergency services within the City of Rockford, IL

Name: Jason Patton

Jason Patton's current primary role is with City of Riviera Beach. Jason Patton currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Board Member

Dates of Service: June, 2016 - Present

Responsibilities: Creating and managing video content related to the organic promotion of Fire Department Coffee and its partners. Jason receives an annual salary of $70,000. Jason owns 10.17% equity in the company.

Other business experience in the past three years:

Employer: City of Riviera Beach

Title: Firefighter/Paramedic

Dates of Service: June, 2008 - Present

Responsibilities: Provide emergency services to citizens of Riviera Beach.

Other business experience in the past three years:

Employer: Patton'd Comedy CPR

Title: Owner

Dates of Service: January, 2017 - Present

Responsibilities: Jason owns this one-stop-shop for all of your CPR, AED, First-Aid, Blood-borne pathogens and BL.

Name: Dakotah River Quimby

Dakotah River Quimby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: February, 2021 - Present

Responsibilities: Dakotah manages the day-to-day operations of the company. He also helps improve operational processes, efficiencies, and spending. Dakotah receives an annual salary of $60,000.

Other business experience in the past three years:

Employer: Wagner Excavating

Title: Union Laborer

Dates of Service: December, 2019 - January, 2021

Responsibilities: My role was to install commercial water main supply.

Name: Bradley Patrick Flaherty

Bradley Patrick Flaherty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Creative Officer, Board Member

Dates of Service: March, 2020 - Present

Responsibilities: As the CCO for Fire Department Coffee, he directs the creative output and develops the design strategy that defines our brand. He ensures that the creative is consistent, unique, and memorable across all mediums of communication. Bradley receives annual compensation of $100,000 and owns 3.66% of the company's equity.

Name: Lawrence James Walton

Lawrence James Walton's current primary role is with City of Rockford. Lawrence James Walton currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary; Board Member

Dates of Service: May, 2019 - Present

Responsibilities: Larry is the company Secretary and is a minority shareholder with Fire Department Coffee. Larry does not receive cash compensation.

Other business experience in the past three years:

Employer: City of Rockford

Title: Firefighter/Paramedic

Dates of Service: September, 2015 - Present

Responsibilities: Provide emergency services to the City of Rockford.

Name: Peter Provenzano

Peter Provenzano's current primary role is with SupplyCore Inc.. Peter Provenzano currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2020 - Present

Responsibilities: Peter is a director of Fire Department Coffee. He does not receive cash compensation for this role.

Other business experience in the past three years:

Employer: SupplyCore Inc.

Title: President & CEO

Dates of Service: February, 1996 - Present

Responsibilities: Peter is the Chief Executive Officer and the primary owner of SupplyCore Inc.

Other business experience in the past three years:

Employer: MPOWR

Title: Founder, President and CEO

Dates of Service: January, 2002 - Present

Responsibilities: Peter founded MPOWR®, SupplyCore's software and social enterprise division, with the goal of helping communities, businesses, and organizations come together, achieve outcomes and systems change, and collaborate more effectively.

Name: Georgiana Marie Strait

Georgiana Marie Strait's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: November, 2021 - Present

Responsibilities: Georgiana leads marketing efforts for both e-commerce and retail environments. She also helps to strategize big-picture plans to facilitate company growth. She receives an annual salary of $120,000.

Other business experience in the past three years:

Employer: Link Labs

Title: Digital Marketing Director

Dates of Service: June, 2021 - August, 2022

Responsibilities: Lead and inspire a marketing team fulfilling silos between graphic design, content writing, events, website/SEO strategies, PR initiatives, and social media.

Other business experience in the past three years:

Employer: Gensuite | Formerly GE

Title: Lead of Digital Marketing

Dates of Service: October, 2017 - May, 2021

Responsibilities: Executed and managed multiple projects surrounding content generation, branding dev., digital/traditional marketing campaign development, and maximized/reviewed campaign efficiency through analytics/SEO.

Other business experience in the past three years:

Employer: Memo Marketing

Title: Founder

Dates of Service: August, 2021 - Present

Responsibilities: Georgiana founded Memo Marketing which is a marketing agency out of New Orleans, LA.

Name: Jon Kempton Bryan

Jon Kempton Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Growth Officer

Dates of Service: August, 2022 - Present

Responsibilities: Grow awareness, sales and relationships for Fire Department Coffee. He receives an annual salary of $100,000.

Other business experience in the past three years:

Employer: Frisco Fire Department

Title: Firefighter Paramedic

Dates of Service: June, 2021 - August, 2022

Responsibilities: Firefighter Paramedic for the City of Frisco.

Other business experience in the past three years:

Employer: Dallas Fire Department

Title: Firefighter Paramedic

Dates of Service: November, 2018 - August, 2022

Responsibilities: Firefighter Paramedic for the City of Dallas

Name: Jeffrey William Fahrenwald

Jeffrey William Fahrenwald's current primary role is with SupplyCore Inc.. Jeffrey William Fahrenwald currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, acting Chief Financial Officer

Dates of Service: August, 2020 - Present

Responsibilities: Jeff assists with cash planning, financial planning and analysis, banking relationship, and developing finance and accounting functions. He also assists the President with decision-making when asked. He does not receive any financial compensation.

Other business experience in the past three years:

Employer: SupplyCore Inc.

Title: Vice President

Dates of Service: June, 2017 - Present

Responsibilities: Jeff works the Leadership team to develop and execute their long-term strategies for SupplyCore and its affiliates which include MPOWR and Arwadh Trading.

Name: Glenn Phillip Zemel

Glenn Phillip Zemel's current primary role is with DuPage Valley Anesthesiologists. Glenn Phillip Zemel currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Chief Scientific Officer

Dates of Service: February, 2020 - Present

Responsibilities: Glenn sits on the Board of Directors and as a Food Scientist, he serves as the Chief Scientific Officer. Glenn does not receive cash compensation.

Other business experience in the past three years:

Employer: DuPage Valley Anesthesiologists

Title: Physician, Board Member, Shareholder

Dates of Service: July, 2004 - Present

Responsibilities: Physician Anesthesiologist

Name: Mark David Schneider

Mark David Schneider's current primary role is with Graham Packaging. Mark David Schneider currently services .33 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: May, 2016 - Present

Responsibilities: Provide sound guidance to the CEO and leadership team. Be a sounding board to the CEO and provide manufacturing insights. Mark does not receive cash compensation.

Other business experience in the past three years:

Employer: Graham Packaging

Title: Sr. Dir. Of Advanced Technology and R&D

Dates of Service: August, 1996 - Present

Responsibilities: Leading an innovation team in developing new products and technology that opens up new business opportunities. Finding ways to improve manufacturing performance and reduce waste.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Luke Joseph Schneider

Amount and nature of Beneficial ownership: 3,700,785

Percent of class: 57.59

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transaction

OUR SECURITIES

Non-Voting Common Stock

The amount of security authorized is 2,900,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Joinder to Co-Sale Agreement & Drag-Along Rights

Investors in this offering will also be joining the Company's Co-Sale Agreement attached as Exhibit F which contains Drag-Along rights as detailed below.

Drag-Along Rights:

1.1 Notice of Transfer. If shareholders (the "Selling Shareholders") holding more than 50% of the issued and outstanding shares of Voting Common Stock in the Company propose to transfer, through one transaction or any series of related transactions, a number of shares of Voting Common Stock that, in the aggregate, constitutes more than 50% of all of the issued and outstanding shares of Voting Common Stock in the Company (on a fully-diluted basis assuming full conversion of all outstanding shares of Voting Common Stock or other instruments convertible into or exchangeable for shares of Voting Common Stock), such Selling Shareholders shall have the right to do so and shall have the right to require each holder of an issued and outstanding share of NV Stock (each a "Co-Seller") to transfer all or any portion of the shares of NV Stock held by such Co-Seller, free and clear of all liens or other encumbrances; provided, however, that if the Selling Shareholders do not require each Co-Seller to transfer all shares of NV Stock held in the aggregate by the Co-Sellers, the number of shares of NV Stock to be transferred by each Co-Seller shall be allocated pro rata among the Co-Sellers based on their relative number of shares of NV Stock held by each of them. The Selling Shareholder (s) shall exercise his or their rights under this Section 1.1 by written notice to each Co-Seller including a copy of the document(s) pursuant to which he or they intend to transfer the shares of Voting Common Stock.

1.2 Terms of Sale. All shares of NV Stock being transferred by Co-Sellers pursuant to Section 1.1 shall be treated identically with all shares of Voting Common Stock being sold by the Selling Shareholders in all respects; provided, however, that the Co-Sellers shall not be required to make any representations or warranties or indemnification obligations in connection with such transfer other than representations, warranties and indemnifications as to (i) such Co-Seller's ownership of the shares being transferred by that Co-Seller; (ii) such Co-Seller's power and authority to effect that transfer of the Membership Interests being transferred by that Co-Seller; and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require, except that that transferee may not require that each Co-Seller be an "accredited investor" within the meaning of the Securities Act and its implementing regulations (an "Accredited Investor").

Please refer to the Company's Co-Sale Agreement attached as Exhibit F regarding these rights in their entirety.

Voting Common Stock

The amount of security authorized is 110,000,000 with a total of 6,426,189 outstanding.

Voting Rights

The holder of each share of Voting Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights. The holders of the Voting Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

The total amount outstanding does not include 160,655 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $4,999,990.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We are partially an e-commerce / internet based business and may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fire Department Coffee or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fire Department Coffee could harm our reputation and materially negatively impact our financial condition and business. Uncontrollable factors in the coffee market Coffee is a commodity and traded based on what is going on in the market. There are some factors that can have a negative impact on crop yields that are uncontrollable such as weather, disease, and any other uncontrollable factors that may negatively impact the coffee market. Some team members are active firefighters. Some of our important team members are currently active firefighters including our Vice President Jason Patton. Firefighters have been known to have more occupational risks that can cause permanent disability or death. Board Member Involvement in Dismissed Civil Lawsuit One of the Company's board directors, Peter Provenzano, was named as a co-defendant in a 2014 civil lawsuit. Peter was an owner / investor in Midwest Adventure Group, LLC, but did not manage the business's day-to-day operations. Payment obligations to a lender, Blackhawk Bank, were triggered and a lawsuit was filed for damages. Peter assumed Blackhawk's claims, substituting a new entity owned entirely by him, Rocktown Adventures, LLC, as the plaintiff in the lawsuit, and pressed for payment from the other owners of Midwest Adventure Group, LLC. The dispute was resolved and the suit was dismissed by stipulation of the parties in 2014. Pending Complaint filing A complaint against the Company has been filed in Kings County (Index # 523971/2023) claiming our website is not ADA-compliant. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to Fire Department Coffee. We believe the complaint is without merit, and we will work to resolve this efficiently. We monitor our website daily and run ADA reporting scans on our website twice per week, if not more frequently. We believe the exposure is very low.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 13, 2024.

Fire Department Coffee, Inc.

By   /s/ *Luke Schneider*

      Name: Fire Department Coffee Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

FIRE DEPARTMENT COFFEE

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BSB / First Mid	-71,544.57
BUSINESS SAVINGS	0.00
Northwest Bank Checking (deleted)	41,229.12
PayPal	10,408.06
Total Bank Accounts	**$ -19,907.39**
Accounts Receivable	
Accounts Receivable	114,702.35
Total Accounts Receivable	**$114,702.35**
Other Current Assets	
Accounts Receivable/Historical	0.00
Escrow - Blackhawk	5,793.35
Inventory Asset	2,649.02
Finished Goods Inventory	314,658.07
Raw Material Inventory	526,530.48
Retail Inventory	147,525.00
Shipping Material Inventory	163,594.26
Supplies Inventory	231,956.65
Total Inventory Asset	**1,386,913.48**
Note Receivable-Flaherty	2,978.56
Note Receivable-Patton	5,622.76
Note Recievable-Walton	1,801.24
Prepaid Deposits	3,792.80
Prepayments	7,936.00
Sales Clearing Account	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,414,838.19**
Total Current Assets	**$1,509,633.15**
Fixed Assets	
Building	596,398.50
Computer Equipment	13,756.02
Equipment	412,843.57
Leasehold Improvements	265,794.62
Less Accumulated Depreciation	-505,205.34
Total Fixed Assets	**$783,587.37**
TOTAL ASSETS	**$2,293,220.52**

FIRE DEPARTMENT COFFEE

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	162,054.59
Total Accounts Payable	**$162,054.59**
Credit Cards	
Credit Card - Chase 8761	
Credit Card - Chase 7372	
Credit Card - B. FLAHERTY (deleted)	1,813.67
Credit Card - D. QUIMBY (deleted)	74,238.14
Credit Card - G. STRAIT (deleted)	844.41
Credit Card - J PATTON (deleted)	1,763.81
Credit Card - J. BALL (deleted)	309.72
Credit Card - J. BRYAN (deleted)	344.47
Credit Card - L. SCHNEIDER(7372)	3,223.53
Credit Card - R. JAMES (deleted)	926.43
Credit Card - R. STEINFELDT (deleted)	1,680.02
Credit Card - S. WHALEN (deleted)	2,472.62
Credit Card -L SCHNEIDER(3558) (deleted)	1,202.99
Total Credit Card - Chase 7372	**88,819.81**
Total Credit Card - Chase 8761	**88,819.81**
Credit Card-Chase	
Credit Card-L. SCHNEIDER	302.29
Total Credit Card-Chase	**302.29**
Total Credit Cards	**$89,122.10**
Other Current Liabilities	
Accrued Property Taxes	5,619.96
Child Support Payable	236.00
Clearbanc Capital Loan	0.00
IL Retirement Payable	0.00
Income Tax Payable	0.00
LOC-Northwest Bank	0.00
Purchases Clearing Account	-43,740.90
Sales Tax Payable	6,392.15
Working Capital Loan-Shopify	0.00
Total Other Current Liabilities	**$ -31,492.79**
Total Current Liabilities	**$219,683.90**

FIRE DEPARTMENT COFFEE

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Loan - Northern IL Community Development	65,869.38
LOC - Blackhawk Bank #6882	70,425.74
Note Payable - Blackhawk #6412	1,319,415.72
Note Payable - Blackhawk #6413	304,599.08
Note Payable - Blackhawk #6416	139,450.58
Note Payable - Blackhawk #6932	135,148.14
Note Payable - Northwest Bank 15078	0.00
Note Payable - RLDC	20,542.46
Note Payable-Northwest Bank 10327	0.00
Note Payable-Northwest Bank 10343	0.00
Total Long-Term Liabilities	**$2,055,451.10**
Total Liabilities	**$2,275,135.00**
Equity	
Additional Paid in Capital	74,279.85
Common Stock	302,180.00
Opening Balance Equity	0.00
Owners Draw	-111,813.60
Retained Earnings	156,225.08
Treasury Stock	-20,000.00
Net Income	-382,785.81
Total Equity	**$18,085.52**
TOTAL LIABILITIES AND EQUITY	**$2,293,220.52**

FIRE DEPARTMENT COFFEE

Profit and Loss

January - December 2022

	TOTAL
Income	
E-Commerce Sales	1,573,890.23
Afterpay (deleted)	1,466.15
Other E-Commerce Sales	65,640.59
Amazon	12,658.29
Faire	1,790.15
Groupon	648.61
Total Other E-Commerce Sales	**80,737.64**
PayPal Sales	444,171.36
Sales Returns & Allowances	-31,194.16
ShopPay	2,853.21
Stripe	1,895,881.31
Total E-Commerce Sales	**3,967,805.74**
Licensing Agreement Income	400,000.00
Media Revenue	258,500.00
Media Partners	75,000.00
Channel Monetization	
Facebook/Instagram	27,654.42
YouTube (Google)	75,477.29
Total Channel Monetization	**103,131.71**
Total Media Partners	**178,131.71**
Total Media Revenue	**436,631.71**
Wholesale Sales	1,472,208.16
Total Income	**$6,276,645.61**
Cost of Goods Sold	
Ad Spend	4,865.29
Amazon Ads	6,822.07
Google	396,432.30
Instagram/Facebook	159,341.85
Microsoft	275,025.84
Misc. Ad Costs	5,406.71
PostPilot	36,926.47
Total Ad Spend	**884,820.53**
Cost of Goods Sold	142,097.47
Finished Goods Cost	16.86
Inventory variance account - Finale	-46,936.58
Merchant Fees	77.97
PayPal Fees	19,266.75
Shopify	62,106.05
Stripe	83,212.45
Total Merchant Fees	**164,663.22**

FIRE DEPARTMENT COFFEE

Profit and Loss
January - December 2022

	TOTAL
Operating Supplies	65,105.06
Postage & Delivery	10,441.56
FedEx	83,336.77
Freight	60,433.97
International	21,101.55
UPS	20,751.36
USPS	757,354.53
Total Postage & Delivery	**953,419.74**
Raw Material	1,074,614.64
Shipping Materials	183,477.90
Total Cost of Goods Sold	**$3,421,278.84**
GROSS PROFIT	**$2,855,366.77**
Expenses	
Automobile Expenses	6,099.70
Bank Service Charges	11,565.65
Computer and Web Services	173,679.34
Consulting & Accounting	58,958.93
Contributions & Donations	42,450.79
Depreciation	51,988.78
Distributor Charges	104,347.62
Dues & Subscriptions	2,444.00
Education & Training	974.27
Entertainment	2,874.38
Equipment Rent	5,672.17
Facilities	
General Supplies	763.68
Internet Expense	5,290.69
Janitorial Expenses	406.30
Misc. Facilities Cost	21,454.28
Rent	9,400.00
Telephone	6,100.35
Utilities	62,875.08
Total Facilities	**106,290.38**
General Expenses	888.33
Insurance	62,409.81
Health Insurance	36,363.99
Total Insurance	**98,773.80**
Interest Expense	64,207.67
Legal Expenses	79,150.29
Licenses & Permits	24,987.48
Marketing	270,844.89
Meals	21,812.19

FIRE DEPARTMENT COFFEE

Profit and Loss

January - December 2022

	TOTAL
Media Production Cost	28,806.59
Office Expenses	40,915.84
Other Business Expenses	0.00
Outside Services	21,782.30
Payroll Tax Expense	127,585.51
Printing & Stationery	10,149.22
Promotions	30,733.00
Purchases	0.00
QuickBooks Payments Fees	4,909.25
Real Estate Taxes	17,284.58
Reimbursable Expenses	5,026.79
Repairs & Maintenance	43,389.43
Sales Tax Expense	29,931.39
Slotting Fees	233,729.34
Small Equipment	28,703.86
Spoils Chargeback	3,249.58
Subcontract	111,412.98
Taxes & Licenses	1,638.92
Travel	62,825.87
Wages and Salaries	1,337,535.52
Total Expenses	**$3,267,620.63**
NET OPERATING INCOME	**$ -412,253.86**
Other Income	
Other Revenue	30,074.38
Total Other Income	**$30,074.38**
Other Expenses	
Other Miscellaneous Expense	606.33
Total Other Expenses	**$606.33**
NET OTHER INCOME	**$29,468.05**
NET INCOME	**$ -382,785.81**

FIRE DEPARTMENT COFFEE

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-382,785.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-112,730.07
Escrow - Blackhawk	1,349.50
Inventory Asset	-2,649.02
Inventory Asset:Finished Goods Inventory	-314,658.07
Inventory Asset:Raw Material Inventory	145,057.80
Inventory Asset:Retail Inventory	-61,354.59
Inventory Asset:Shipping Material Inventory	-131,841.14
Inventory Asset:Supplies Inventory	-227,393.98
Note Receivable-Flaherty	-477.47
Note Receivable-Patton	594.34
Note Recievable-Walton	129.37
Prepaid Deposits	-3,792.80
Prepayments	-7,756.00
Sales Clearing Account	0.00
Less Accumulated Depreciation	51,988.78
Accounts Payable	162,054.59
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - B. FLAHERTY (deleted)	1,813.67
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - D. QUIMBY (deleted)	74,238.14
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - G. STRAIT (deleted)	844.41
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - J PATTON (deleted)	1,763.81
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - J. BALL (deleted)	309.72
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - J. BRYAN (deleted)	344.47
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - L. SCHNEIDER(7372)	3,223.53
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - R. JAMES (deleted)	926.43
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - R. STEINFELDT (deleted)	1,680.02
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - S. WHALEN (deleted)	2,472.62
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card -L SCHNEIDER(3558) (deleted)	1,202.99
Credit Card-Chase:Credit Card-B. FLAHERTY (deleted)	-296.50
Credit Card-Chase:Credit Card-D. QUIMBY (deleted)	-1,349.98
Credit Card-Chase:Credit Card-J. PATTON (deleted)	-528.79
Credit Card-Chase:Credit Card-L. SCHNEIDER	71,593.79
Credit Card-Chase:Credit Card-L. WALTON (deleted)	-130,030.71
Credit Card-Chase:Credit Card-R JAMES (deleted)	-576.32
Credit Card-Chase:Credit Card-R. STEINFELDT (deleted)	-1,326.76
Accrued Property Taxes	3,952.06
Child Support Payable	236.00
IL Retirement Payable	0.00
Income Tax Payable	-10,474.00
Purchases Clearing Account	-43,740.90
Sales Tax Payable	-1,278.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-526,479.34**

FIRE DEPARTMENT COFFEE

Statement of Cash Flows

January - December 2022

	TOTAL
Net cash provided by operating activities	**$ -909,265.15**
INVESTING ACTIVITIES	
Building	-179,507.00
Equipment	-121,361.70
Leasehold Improvements	-28,334.55
Net cash provided by investing activities	**$ -329,203.25**
FINANCING ACTIVITIES	
Loan - Northern IL Community Development	-17,403.87
LOC - Blackhawk Bank #6882	70,425.74
Note Payable - Blackhawk #6412	1,023,887.04
Note Payable - Blackhawk #6413	-11,100.32
Note Payable - Blackhawk #6416	-22,867.72
Note Payable - Blackhawk #6932	135,148.14
Note Payable - RLDC	-9,258.88
Additional Paid in Capital	-246.24
Opening Balance Equity	-0.01
Owners Draw	-45,756.60
Retained Earnings	-66,057.00
Net cash provided by financing activities	**$1,056,770.28**
NET CASH INCREASE FOR PERIOD	**$ -181,698.12**
Cash at beginning of period	161,790.73
CASH AT END OF PERIOD	**$ -19,907.39**

FIRE DEPARTMENT COFFEE

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BSB / First Mid	-16,626.46
BUSINESS SAVINGS	0.00
Northwest Bank 595	39,842.65
PayPal	-5,870.87
Total Bank Accounts	**$17,345.32**
Accounts Receivable	
Accounts Receivable	189,967.14
Total Accounts Receivable	**$189,967.14**
Other Current Assets	
Accounts Receivable/Historical	0.00
Channel Clearing Account	
Shopify firedeptcoffee-com.myshopify.com Clearing Account	23,979.84
Total Channel Clearing Account	**23,979.84**
Escrow - Blackhawk	9,970.54
Inventory Asset	199,082.79
Finished Goods Inventory	483,233.91
Raw Material Inventory	269,894.09
Retail Inventory	162,124.40
Shipping Material Inventory	55,326.99
Supplies Inventory	185,058.93
Total Inventory Asset	**1,354,721.11**
Note Receivable-Flaherty	2,978.56
Note Receivable-Patton	5,622.76
Note Recievable-Walton	1,801.24
Prepaid Deposits	403.41
Prepayments	7,797.00
Sales Clearing Account	35,266.23
Uncategorized Asset	-52,532.81
Undeposited Funds	0.00
Total Other Current Assets	**$1,390,007.88**
Total Current Assets	**$1,597,320.34**

FIRE DEPARTMENT COFFEE

Balance Sheet

As of December 31, 2023

	TOTAL
Fixed Assets	
Building	596,398.50
Computer Equipment	15,164.33
Enclosed Trailer	8,212.00
Equipment	415,952.18
Leasehold Improvements	318,685.62
Less Accumulated Depreciation	-553,940.58
Vehicles	6,271.00
Total Fixed Assets	**$806,743.05**
TOTAL ASSETS	**$2,404,063.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	529,731.73
Total Accounts Payable	**$529,731.73**
Credit Cards	
AMEX -Blue Business Plus Card	4,694.00
Credit Card - Chase 8761	236,158.54
CC- B Flaherty 1092	10,968.58
CC- C Yontez 4875	0.00
CC- D Quimby 1812	430,059.41
CC- G Strait 1655	230,097.16
CC- J Ball 7728	5,528.73
CC- J Bryan 1267	12,297.94
CC- J Hermann 2121	7,756.06
CC- J Patton 5231	13,716.99
CC- L Schneider 3558	58,879.91
CC- L Schneider 6353	21,754.94
CC- P Lorenz 0181	8,414.75
CC- Primary 8761	-954,437.28
CC- R James 1895	3,709.81
CC- R Steinfeldt 1340	13,250.15
CC- S Whalen 9732	13,986.77
Credit Card - Chase 7372	0.00
Credit Card - L. SCHNEIDER(7372)	0.00
Total Credit Card - Chase 7372	**0.00**
Total Credit Card - Chase 8761	**112,142.46**
Credit Card-Chase	
Credit Card-L. SCHNEIDER	0.00
Total Credit Card-Chase	**0.00**

FIRE DEPARTMENT COFFEE

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$116,836.46**
Other Current Liabilities	
401k Retirement Payable	649.46
Accrued Property Taxes	5,619.96
Child Support Payable	-256.88
Clearbanc Capital Loan	0.00
IL Retirement Payable	19.62
Income Tax Payable	0.00
LOC-Northwest Bank	0.00
Payroll Clearing	0.00
Purchases Clearing Account	54,813.16
Sales Tax Payable	-167.77
Suspense	0.00
Working Capital Loan-Shopify	-48,950.00
Total Other Current Liabilities	**$11,727.55**
Total Current Liabilities	**$658,295.74**
Long-Term Liabilities	
Loan - Northern IL Community Development	39,564.38
LOC - Blackhawk Bank #6882	98,751.25
Note Payable - Blackhawk #6412	1,613,333.93
Note Payable - Blackhawk #6413	289,617.78
Note Payable - Blackhawk #6416	117,351.01
Note Payable - Blackhawk #6932	127,744.86
Note Payable - Northwest Bank 15078	0.00
Note Payable - Right Trailer	0.00
Note Payable - RLDC	180,443.46
Note Payable-Northwest Bank 10327	0.00
Note Payable-Northwest Bank 10343	0.00
Total Long-Term Liabilities	**$2,466,806.67**
Total Liabilities	**$3,125,102.41**
Equity	
Additional Paid in Capital	74,279.85
Common Stock	302,180.00
Opening Balance Equity	0.00
Owners Draw	-111,813.60
Retained Earnings	-226,560.73
StartEngine Stock	1,515,706.00
Treasury Stock	-20,000.00
Net Income	-2,254,830.54
Total Equity	**$ -721,039.02**
TOTAL LIABILITIES AND EQUITY	**$2,404,063.39**

FIRE DEPARTMENT COFFEE

Profit and Loss

January - December 2023

	TOTAL
Income	
E-Commerce Sales	
Other E-Commerce Sales	1,377.05
Amazon	164,207.98
Faire	9,172.82
Groupon	65.95
Misc E-Commerce Sales	5,276.15
QVC	1,548.10
Wal-Mart	148.02
Zulily	1,707.37
Total Other E-Commerce Sales	**183,503.44**
PayPal Sales	472,531.60
Sales Returns & Allowances	-28,582.02
Shopify	1,970,808.30
ShopPay	3,627.23
Stripe	1,298,325.09
Total E-Commerce Sales	**3,900,213.64**
Events	
FDIC	70,438.77
Misc. Events	2,919.21
NHRA	87,236.69
Total Events	**160,594.67**
Media Revenue	613,999.08
Media Partners	98,750.00
Channel Monetization	
Facebook/Instagram	4,028.40
YouTube (Google)	103,103.65
Total Channel Monetization	**107,132.05**
Total Media Partners	**205,882.05**
Total Media Revenue	**819,881.13**
Storefront Sales	2,308.66
Uncategorized Income	784.24
Wholesale Sales	2,412,746.98
Custom Bags	42,984.00
Misc Wholesale	133.36
5.11 Tactical	1,427.68
Total Misc Wholesale	**1,561.04**
Promotional Spend	-20.52
Total Wholesale Sales	**2,457,271.50**
Total Income	**$7,341,053.84**

FIRE DEPARTMENT COFFEE

Profit and Loss

January - December 2023

	TOTAL
Cost of Goods Sold	
Ad Spend	
Amazon Ads	38,534.79
Google	231,727.35
Instagram/Facebook	409,978.52
Microsoft	33,125.69
Misc. Ad Costs	5,776.60
PostPilot	60,865.91
TikTok	9,985.36
Yahoo	503.71
Total Ad Spend	**790,497.93**
Channel Adjustments	
Shopify Other Adjustments (deleted)	0.00
Total Channel Adjustments	**0.00**
Channel Selling Fees	
Shopify Selling Fees (deleted)	0.00
Total Channel Selling Fees	**0.00**
Cost of Goods Sold	289,971.12
Finished Goods Cost	669,241.99
Inventory variance account - Finale	17,631.22
Merchant Fees	328.24
PayPal Fees	18,133.39
Shopify	123,214.94
Stripe	31,452.29
Total Merchant Fees	**173,128.86**
Operating Supplies	10,812.81
Postage & Delivery	
FedEx	12,414.06
Freight	107,914.95
International	22,819.15
UPS	54,696.63
USPS	737,237.01
Total Postage & Delivery	**935,081.80**
Raw Material	907,788.68
Shipping Materials	188,651.03
Packing Slips	2,584.06
Total Shipping Materials	**191,235.09**
Total Cost of Goods Sold	**$3,985,389.50**
GROSS PROFIT	**$3,355,664.34**
Expenses	
Ask My Accountant	-11,005.92

FIRE DEPARTMENT COFFEE

Profit and Loss

January - December 2023

	TOTAL
Automobile Expenses	31,907.02
Bank Service Charges	10,718.63
Computer and Web Services	139,194.67
Consulting & Accounting	56,929.00
Contributions & Donations	51,039.58
Depreciation	53,955.24
Distributor Charges	350,258.12
Dues & Subscriptions	2,972.23
Education & Training	5,579.72
Entertainment	2,024.73
Equipment Rent	20,205.14
Facilities	1,053.21
General Supplies	84,023.43
Internet Expense	1,293.01
Janitorial Expenses	274.61
Misc. Facilities Cost	16,203.78
Rent	14,400.00
Telephone	9,842.03
Utilities	38,151.29
1311 Utilities	6,273.09
811 Utilities	9,569.93
905 Utilities	1,842.87
9th Ave Utilities	2,678.33
Total Utilities	**58,515.51**
Total Facilities	**185,605.58**
General Expenses	13,397.40
Insurance	111,086.90
Health Insurance	69,039.02
Total Insurance	**180,125.92**
Interest Expense	135,668.60
Legal Expenses	81,645.08
Licenses & Permits	22,338.94
Marketing	483,450.96
Marketing - ECommerce	33,683.34
Marketing - Events	201,493.34
Marketing - Wholesale/Retail	63,226.75
Total Marketing	**781,854.39**
Meals	29,056.33
Media Production Cost	56,913.87
Office Expenses	20,346.81
Outside Services	84,465.92
Payroll Service Fees	3,577.96

FIRE DEPARTMENT COFFEE

Profit and Loss
January - December 2023

	TOTAL
Payroll Tax Expense	202,854.12
Printing & Stationery	7,049.84
Promotions	286,844.40
Purchases	0.00
QuickBooks Payments Fees	5,356.47
Real Estate Taxes	12,212.07
Reimbursable Expenses	18,945.21
Repairs & Maintenance	47,384.78
Retirement Company Match	16,598.54
Rouses - EDLP	1,030.77
Sales Tax Expense	17,335.59
Slotting Fees	260,364.46
Small Equipment	25,672.87
Spoils Chargeback	180,288.40
State Income Tax Expense	5,002.70
Subcontract	41,725.39
Taxes & Licenses	623.00
Travel	130,207.29
Unapplied Cash Bill Payment Expense	-45.00
Uncategorized Expense	1,703.52
Wages and Salaries	2,121,415.11
Total Expenses	**$5,691,344.49**
NET OPERATING INCOME	**$ -2,335,680.15**
Other Income	
Gain (Loss) on Sale of Assets	8,670.00
Interest Income	219.99
Other Revenue	76,943.38
Total Other Income	**$85,833.37**
Other Expenses	
Other Miscellaneous Expense	4,983.76
Total Other Expenses	**$4,983.76**
NET OTHER INCOME	**$80,849.61**
NET INCOME	**$ -2,254,830.54**

FIRE DEPARTMENT COFFEE

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,244,442.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-74,415.79
Channel Clearing Account:Shopify firedeptcoffee-com.myshopify.com Clearing Account	-23,979.84
Escrow - Blackhawk	-4,177.19
Inventory Asset	-196,433.77
Inventory Asset:Finished Goods Inventory	-168,575.84
Inventory Asset:Raw Material Inventory	256,636.39
Inventory Asset:Retail Inventory	-14,599.40
Inventory Asset:Shipping Material Inventory	108,267.27
Inventory Asset:Supplies Inventory	46,398.96
Prepaid Deposits	3,389.39
Prepayments	139.00
Sales Clearing Account	-36,115.23
Uncategorized Asset	52,532.81
Less Accumulated Depreciation	48,735.24
Accounts Payable	366,513.67
AMEX -Blue Business Plus Card	4,394.00
Credit Card - Chase 8761	231,926.24
Credit Card - Chase 8761:CC- B Flaherty 1092	10,968.58
Credit Card - Chase 8761:CC- C Yontez 4875	0.00
Credit Card - Chase 8761:CC- D Quimby 1812	430,059.41
Credit Card - Chase 8761:CC- G Strait 1655	230,097.16
Credit Card - Chase 8761:CC- J Ball 7728	5,528.73
Credit Card - Chase 8761:CC- J Bryan 1267	12,297.94
Credit Card - Chase 8761:CC- J Hermann 2121	7,756.06
Credit Card - Chase 8761:CC- J Patton 5231	13,716.99
Credit Card - Chase 8761:CC- L Schneider 3558	58,879.91
Credit Card - Chase 8761:CC- L Schneider 6353	21,754.94
Credit Card - Chase 8761:CC- P Lorenz 0181	8,414.75
Credit Card - Chase 8761:CC- Primary 8761	-954,437.28
Credit Card - Chase 8761:CC- R James 1895	3,709.81
Credit Card - Chase 8761:CC- R Steinfeldt 1340	13,250.15
Credit Card - Chase 8761:CC- S Whalen 9732	13,986.77
Credit Card - Chase 8761:Credit Card - Chase 7372	0.00
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - B. FLAHERTY (deleted)	-1,813.67
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - D. QUIMBY (deleted)	-74,238.14
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - G. STRAIT (deleted)	-844.41
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - J PATTON (deleted)	-1,763.81
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - J. BALL (deleted)	-309.72
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - J. BRYAN (deleted)	-344.47
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - L. SCHNEIDER(7372)	-3,223.53
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - R. JAMES (deleted)	-926.43
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - R. STEINFELDT (deleted)	-1,680.02

FIRE DEPARTMENT COFFEE

Statement of Cash Flows

January - December 2023

	TOTAL
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card - S. WHALEN (deleted)	-2,472.62
Credit Card - Chase 8761:Credit Card - Chase 7372:Credit Card -L SCHNEIDER(3558) (deleted)	-1,202.99
Credit Card-Chase:Credit Card-L. SCHNEIDER	-302.29
401k Retirement Payable	-3,544.48
Child Support Payable	-492.88
IL Retirement Payable	19.62
Payroll Clearing	0.00
Purchases Clearing Account	98,554.06
Sales Tax Payable	-6,559.92
Suspense	0.00
Working Capital Loan-Shopify	-48,950.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**426,524.13**
Net cash provided by operating activities	**$ -1,817,917.94**
INVESTING ACTIVITIES	
Computer Equipment	-1,408.31
Enclosed Trailer	-8,212.00
Equipment	-3,108.61
Leasehold Improvements	-52,891.00
Vehicles	-6,271.00
Net cash provided by investing activities	**$ -71,890.92**
FINANCING ACTIVITIES	
Loan - Northern IL Community Development	-26,305.00
LOC - Blackhawk Bank #6882	28,325.51
Note Payable - Blackhawk #6412	293,918.21
Note Payable - Blackhawk #6413	-14,981.30
Note Payable - Blackhawk #6416	-22,099.57
Note Payable - Blackhawk #6932	-7,403.28
Note Payable - Right Trailer	0.00
Note Payable - RLDC	159,901.00
StartEngine Stock	1,515,706.00
Net cash provided by financing activities	**$1,927,061.57**
NET CASH INCREASE FOR PERIOD	**$37,252.71**
Cash at beginning of period	-19,907.39
CASH AT END OF PERIOD	**$17,345.32**

COMMERCIAL LEASE AGREEMENT

2236 9th Avenue
1311 Harrison Avenue
Rockford, Illinois

THIS COMMERCIAL LEASE AGREEMENT ("Lease") is made and entered into on July 1, 2020, by and between **STEEL BRIDGE PROPERTIES, LLC**, an Illinois limited liability company, and **STEEL BRIDGE PROPERTIES, LLC - RESIDENTIAL SERIES** ("Landlord") and **FIRE DEPARTMENT COFFEE, INC.**, an Illinois corporation ("Tenant").

R E C I T A L S:

A.   Steel Bridge Properties, LLC is the owner of a commercial building on the premises commonly known as 1311 Harrison Avenue, Rockford, Illinois.   Steel Bride Properties, LLC - Residential Series is the owner of a residential building and garage on the premises commonly known as 2236 9th Avenue, Rockford, Illinois (hereinafter referred to as the "Buildings").

B.   Landlord desires to lease the Buildings to Tenant under the terms and conditions set forth in this Lease.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and in reliance upon the recitals set forth above, which are incorporated herein by reference, it is hereby agreed between the parties hereto as follows:

1.   *Leased Premises.* Landlord hereby Leases to Tenant and Tenant Leases for the term, at the rental, and upon all of the conditions set forth herein, the Buildings, together with the right to use in common with others the drives, sidewalks, and parking lots of the Buildings ("Leased Premises").

2.   *Rent*. The monthly rental to be paid by Tenant for the Leased Premises shall be as follows:

2.1 Monthly Payment. Tenant agrees to pay rent for the Leased Premises in the amount of One Thousand and no/100 Dollars ($1,000.00) per month, payable in advance on the 1st day of each month during the term of this Lease. Rental payments shall be pro-rated for months in which Tenant does not occupy the Leased Premises for a full month. A late fee of $15.00 shall be imposed for each month in which the rental payment is over seven (7) days late.

2.2 Real Estate Taxes. In addition to the monthly rental payments set forth in Section 2.1 above, Tenant shall also be responsible for payment of all real property taxes applicable to the premises upon which the Buildings and Leased Premises are located prior to delinquency.

2.3 Place of Payment. The monthly rental payments set forth in Section 2.1 above shall be mailed or delivered to: Luke Schneider, 1311 Harrison Avenue, Rockford, Illinois 61104.

3. *Term.* The term and renewal term of this Lease shall be as follows:

3.1 Initial Term. The initial term of this Lease ("Initial Term") shall be for **one (1)** year, beginning on July 1, 2020, and ending on June 30, 2021 ("Initial Term"). The Initial Term shall automatically extend for successive one year periods thereafter ("Renewal Terms"), subject, however, to Section 3.2 below.

3.2 Termination. The Lease may be sooner terminated on the first to occur of the following:

3.2.1 Termination by Notice. This Lease may be terminated upon ninety (90) days' written notice given by either party to the other, at any time during the Initial Term or any Renewal Term of this Lease.

3.2.2 Termination Upon Dissolution. This Lease shall be deemed to have terminated upon the dissolution of the Tenant.

3.2.3 Termination by Breach. In the event of a material breach of any of the terms or conditions of this Lease by either party and the failure of the breaching party to correct such breach within ten (10) business days after the receipt of written notice of such breach, such other party may terminate this Lease immediately with written notice of such termination to the breaching party.

          3.2.4 <u>Termination by Agreement</u>. This Lease may be terminated by mutual consent of Landlord and Tenant.

4.   ***Use of Lease Premises***. The use of the Leased Premises by Tenant shall be subject to the following provisions:

          4.1   <u>Use of Leased Premises</u>. The Leased Premises at 1311 Harrison Avenue, Rockford, Illinois, shall be used and occupied only for commercial purposes. The Leased Premises at 2236 9th Avenue, Rockford, Illinois, shall be used for residential and storage purposes.

          4.2   <u>Compliance with Law</u>. Tenant shall, at Tenant's expense, comply promptly with all applicable statutes, ordinances, rules, regulations, orders and requirements in effect during the term or any part of the term hereof regulating the use by Tenant of the Leased Premises. Tenant shall not use or permit the use of the Leased Premises in any manner that will tend to create waste or a nuisance.

5.   ***Utilities and Taxes***. Tenant, as set forth in Section 2.2 above, shall be responsible for payment of all real property taxes. Tenant shall also pay all utilities and any other services supplied to the Leased Premises together with the taxes thereon.

6.   ***Repairs and Maintenance***. Responsibility for repair and maintenance of the Leased Premises shall be as follows:

          6.1   <u>Maintenance</u>. Tenant shall be responsible for all maintenance and upkeep of the Leased Premises, including, but not limited to maintenance of any grass areas, drive, parking area, and sidewalks of the Leased Premises. In addition, Tenant shall be responsible for the maintenance and repair of all lighting facilities, fixtures, appliances, and windows within the Leased Premises.

          6.2   <u>Structural and Mechanical</u>. Tenant shall be responsible for repair and maintenance of all structural and mechanical items including, but not limited to, all plumbing, heating, air conditioning, electrical, walls, flooring, doors, roof and foundation.

6.3 <u>Trash Removal</u>. Tenant shall arrange and pay for regular trash and refuse removal from an outside receptacle.

7. ***Liability Insurance and Indemnity.*** Responsibility for the maintenance of insurance covering the Leased Premises shall be as follows:

7.1 <u>Liability Insurance</u>. Tenant agrees at Tenant's expense to maintain in force continuously throughout the term of this Lease public liability insurance covering the Leased Premises with a minimum combined single limit of liability of $1,000,000 per occurrence, and with an annual aggregate of $2,000,000 for injury to or death of one or more persons in any one accident or occurrence. Such insurance shall further protect Landlord and Tenant against liability for property damage of at least $100,000.00. Tenant shall provide Landlord with a certificate of insurance upon the commencement of this Lease which certificate shall provide evidence that the insurance is in force and that Landlord is named as an additional insured.

7.2 <u>Property Insurance</u>. Tenant agrees at Tenant's expense to maintain in force continuously throughout the term of this Lease a policy or policies of insurance covering loss or damage to the Buildings and structures contained on the Leased Premises in the amount of the full replacement value thereof, providing protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief and special extended perils (all risk). Landlord shall have no responsibility for insuring against loss or damage to Tenant's fixtures, equipment, or property situated upon or within the Leased Premises.

7.3 <u>Content Insurance</u>. Tenant shall be responsible for obtaining appropriate insurance covering the Tenant's contents within the Leased Premises. Tenant hereby waives as against Landlord any and all claims or demands of whatsoever nature for damage, loss or injury to property and contents situated in the Leased Premises which shall be caused by or result from fire, water damage, and/or other perils, events or happenings insured.

7.4 <u>Indemnity</u>. Tenant shall indemnify Landlord and save Landlord harmless from and against any and all claims, actions, damages, liability and expense in connection with loss of life, personal injury and/or damage to property arising from or out of any occurrence in, upon or at the Leased Premises, occasioned wholly or in part by any act or omission of Tenant, their agents, contractors, employees, servants or invitees. In case Landlord shall, without fault on its part, be made a party to any litigation commenced by or against Tenant, then Tenant shall protect and hold Landlord harmless and shall pay all costs, expenses and reasonable attorneys' fees incurred or paid in connection with such litigation.

8. *Alterations*. Alterations to the Leased Premises exceeding $500.00 in cost shall require the prior written consent of Landlord.

9. *Sublet or Assignment*. Tenant may not sublet or assign the Leased Premises without the express written consent of the Landlord.

10. *Damage or Destruction*. If the Leased Premises are damaged, the following provisions shall apply:

10.1 Covered by Insurance. If such damage was caused by a casualty covered under an insurance policy required to be maintained pursuant to Section 7 above, Landlord and Tenant shall, from the proceeds of the insurance, repair such damage as soon as reasonably possible, and this Lease shall continue in full force and effect.

10.2 No Insurance Coverage. If such damage was caused by a casualty not covered under an insurance policy required to be maintained pursuant to Section 7, Landlord may at Landlord's option either **(i)** repair such damage as soon as reasonably possible from the proceeds of the insurance, in which event this Lease shall continue in full force and effect, or **(ii)** give written notice to Tenant within thirty (30) days after the date of the occurrence of such damage of Landlord's intention to cancel and terminate this Lease as of the date of the occurrence of such damage. In the event Landlord give such notice to cancel and terminate this Lease, Tenant shall have the right within ten (10) days after the receipt of such notice to give written notice to Landlord of Tenant's intention to repair such damage at Tenant's expense (including, however, the proceeds from any insurance), without reimbursement from Landlord, in which event the Tenant shall proceed to make such repairs as soon as reasonably possible. If Tenant does not give such notice within such 10-day period, this Lease shall be canceled and terminated as of the date of the occurrence of such damage.

11. **_Default._** It is expressly agreed between the parties, that if default shall be made in the payment of the rent or any part thereof, or in any of the covenants or agreements herein contained to be kept by the Tenant, it shall be lawful for Landlord or Landlord's legal representatives to re-enter into and upon said Leased Premises with process of law and re-possess the same, and to distrain for any rent that may be due thereon, at the election of the Landlord. If the Tenant fails to pay rent in a timely manner hereunder, the Tenant shall be deemed guilty of forcible detainer of said Leased Premises under Illinois law. Landlord shall be entitled to collect reasonable attorneys' fees and costs.

12. **_Governing Law._** This Lease shall be governed by the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have hereunto executed this Lease the day and year first above written.

LANDLORD   **TENANT**

Steel Bridge Properties, LLC,   **Fire Department Coffee, Inc.,**
an Illinois limited liability company   an Illinois corporation
    and
Steel Bridge Properties, LLC -
Residential Series, an Illinois limited
liability company

By: _____   By: _____
      Luke Schneider,   Luke Schneider,
      Manager   President

This document was prepared by:

AGNEW LAW OFFICE, P.C.
129 South Phelps Avenue
Suite 801
Rockford, Illinois 61108
(815) 399-3522   6

NOTE 1 – NATURE OF OPERATIONS

Fire Department Coffee, Inc. was formed on [01/15/2015] ("Inception") in the State of Illinois   The financial statements of Fire Department Coffee, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rockford, Illinois

At Fire Department Coffee, we're more than just a coffee company — we're a community united by a shared passion for great coffee and a mission to serve our communities. As a veteran-owned business certified by NaVOBA (National Veteran-Owned Business Association) and NVBDC (National Veteran Business Development Council), we take immense pride in delivering great-tasting coffee that fuels people worldwide.

Inspired by coffee's vital role in keeping firefighters alert during demanding shifts, Fire Department Coffee was created and run by active and retired firefighters. Each batch of our coffee is freshly roasted right here in the U.S.A. From the moment the beans are selected to when they're brewed into your cup, quality, and dedication go into every step of the process.

Our mission extends beyond just providing premium coffee. We're committed to giving back to our fellow brothers and sisters who put their lives on the line for others every day. That's why we established the Fire Department Coffee Charitable Foundation, which is dedicated to supporting first responders facing physical, mental, or other challenges. Just like an energizing cup of coffee, we're here to provide the support and resources needed to keep our family going strong.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022, and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sale of coffee, coffee-related products, soft goods and media when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and IL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2021. The Company is currently not being examined by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
At the end of 2023 the company had about $500k in accounts payable, another $10K in other current liabilities and about $2.5M in long term debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company

or any of its officers. [Add discussion of any material commitments such as:
- Short-term and long-term contractual obligations with the suppliers for future purchases - None
- Capital expenditure commitment contracted but not yet incurred - None
- Non-cancelable operating leases, long term leases (>1 year) of property, land, facilities or equipment, - Lease attached
- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

See the accompanying Cap Table

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _____Luke Schneider_____ (Print Name), the _____CEO_____(Principal Executive Officers) of _Fire Department Coffee_____(Company Name), hereby certify that the financial statements of _Fire Department Coffee_____ (Company Name) and notes thereto for the periods ending _2022_____ (first Fiscal Year End of Review) and _____2023_____ ____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_1,489,712___; taxable income of $_(375,524)_____ and total tax of $_0_____.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19th day of March, 2024 (Date of Execution).

_____ (Signature)

_____Account Specialist_____ (Title)

_____3/19/24_____ (Date)

FIRE DEPARTMENT COFFEE, INC. (11/4/2023)

Certifcate No.	No. of Shares	Name on Certificate	Issue Date	Transfer From
1	1,000	Luke Schneider	1/13/2015	Original Issue
2	125	Mark Schneider	5/31/2016	Original Issue
3	125	Sandra Schneider	5/31/2016	Original Issue
4	937.5	Luke Schneider	7/X/2016	Cert No. 1
5	62.5	Mark Williams	7/X/2016	Cert. No. 1
6	10	Jason Patton	10/31/2017	Original Issue
7	3,000	Luke Schneider	3/30/2018	Original Issue
8	40	Brad Flaherty	6/1/2018	Original Issue
9	40.5	Jason Patton	11/1/2018	Original Issue
10	40.9	Brad Flaherty	6/1/2019	Original Issue
11				Not Used
12	62.5	Jason Patton	7/1/2019	Cert. No. 5
13	41.31	Lawrence Walton	7/1/2019	Original Issue
14	83.45	Jason Patton	11/1/2019	Original Issue
15	42.56	Brad Flaherty	6/1/2020	Original Issue
16	42.99	Lawrence Walton	7/1/2020	Original Issue
17	198	The Fahrenwald/ Ballou Family Joint Trust	8/1/2020	Original Issue
18	990	The Peter and Heather Provenzano Charitable Lead Trust 2015	8/1/2020	Original Issue
19	296.78	Glenn P. Zemel Living Trust	9/1/2020	Cert. No. 4
20	220.21	Jason Patton	9/1/2020	Cert. No. 4
21	402.51	Luke Schneider	9/1/2020	Cert No. 4
22	86.83	Jason Patton	11/1/2020	Original Issue
23	56.16	Richard Steinfeldt	6/1/2021	Cert. No. 21
24	364.35	Luke Schneider	6/1/2021	Cert. No. 21
25	44.29	Brad Flaherty	6/1/2021	Original Issue
26	44.73	Lawrence Walton	7/1/2021	Original Issue
27	90.35	Jason Patton	11/1/2021	Original Issue
28	46.08	Brad Flaherty	6/1/2022	Original Issue

29	3700785	Luke Schneider	5/26/2023	Cert No. 7; Cert No. 24; stock split
30	1089000	Peter & Heather Provanzo Charitable Lead Trust	5/26/2023	Cert 18; stock split
31	326458	Glenn P. Zemel Living Trust	5/26/2023	Cert 19; stock split
32	217800	The Fahrenwald/ Ballou Family Joint Trust	5/26/2023	Cert 17, stock split
33	653224	Jason Patton	5/26/2023	Cert 9, 12, 14, 20, 22, 27; stock split
34	235213	Brad Flaherty	5/26/2023	Cert 8, 10, 15, 25, 28, stock split
35	141933	Lawrence Walton	5/26/2023	Cert 13, 16, 26; stock split
36	61776	Richard Steinfeldt	5/26/2023	Cert 23; Stock Split
NonCertificated	55413	StartEngine (7-7-23 Issuance)	7/7/2023	Original Issue
NonCertificated	7023	StartEngine (7-26-23)	7/26/2023	Original Issue
NonCertificated	34820	StartEngine (8-9-23)	8/9/2023	Original Issue
NonCertificated	35968	Start Engine (9-27-23)	9/27/2023	Original Issue
NonCertificated	6694	Start Engine (10-19-2023)	10/19/2023	Original Issue
NonCertificated	5707	Start Engine (11-3-23)	11/3/2023	Original Issue

Total Authorized Voting Common Shares	110,000,000.00
Total Outstanding Voting Common Shares	**6,426,189.00**
Total Authorized NonVoting Common Shares	2,900,000.00
Total Outstanding NonVoting Common Shares	**145,625.00**
TOTAL Outstanding Common Shares	**6,571,814.00**
Warrant Shares	164,295.35

Total Outstanding (V and NV) & Warrant Shares	**6,736,109.35**		

Current Shareholders	**Shares**	**Percentage Ownership**	Voting Percentage
Luke Schneider	3,700,785.00	56.31%	57.59%
Peter and Heather Provanzo Charitable Lead Trust	1,089,000.00	16.57%	16.95%
Glenn P. Zemel Living Trust	326,458.00	4.97%	5.08%
The Fahrenwald/ Ballou Family Joint Trust	217,800.00	3.31%	3.39%
Jason Patton	653,224.00	9.94%	10.17%
Brad Flaherty	235,213.00	3.58%	3.66%
Lawrence Walton	141,933.00	2.16%	2.21%
Richard Steinfeldt	61,776.00	0.94%	0.96%
StartEngine Holders	145,625.00	2.22%	0.00%
	6,571,814.00	100.00%	100.00%

Warrant

Warrant No.	**% of Shares & Purchase Price**	Holder	Date	Exercised?
2023-W1	2.5% at $0.01	2023 Racer X, LLC	2/1/2023	No

Transfer To	Cancelled?	V or NV
62.5 Shares to Mark Williams (Cert. 5)	Yes	
Treasury	Yes	
Treasury	Yes	
296.78 Shares to Glenn Zemel Trust (Cert. 19); 220.21 Shares to Jason Patton (Cert. 20); 402.51 shares to Luke Schneider (Cert. 21)	Yes	
62.5 Shares to Jason Patton (Cert. 12)	Yes	
Cert 33	Yes	
Cert 29	Yes	
Cert 34	Yes	
Cert 33	Yes	
Cert 34	Yes	
Cert 33	Yes	
Cert 35	Yes	
Cert 33	Yes	
Cert 34	Yes	
Cert 35	Yes	
Cert 32	Yes	
Cert 30	Yes	
Cert 31	Yes	
Cert 33	Yes	
56.16 Shares to Richard Steinfeldt (Cert. 23); 364.35 Shares to Luke Schneider (Cert. 24)	Yes	
Cert 33	Yes	
Cert 36	Yes	
Cert 29	Yes	
Cert 34	Yes	
Cert 35	Yes	
Cert 33	Yes	
Cert 34	Yes	

No	V
No	V
No	V
No	V
No	V
No	V
No	V
No	V
No	NV
No	NV
No	NV
No	NV
No	NV
No	NV

CERTIFICATION

I, Luke Schneider, Principal Executive Officer of Fire Department Coffee, Inc., hereby certify that the financial statements of Fire Department Coffee, Inc. included in this Report are true and complete in all material respects.

Luke Schneider

CEO